Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following email message from Janice Chaffin, Chief Marketing Officer of Symantec, was distributed to Symantec employees on December 22, 2004.

Dear Colleagues:

The more we internalize the Information Integrity message, the better we can support it across Symantec worldwide. This is more important than ever as we look forward to 2005. Media coverage from the announcement last week on our merger with VERITAS clearly showed how well we’ve done in emphasizing our information integrity message externally. Both press and analysts said the move lends even more credence to Symantec’s transition from a security company to a provider of solutions that assure both availability, security and storage of critical information. Customers demand the very best, and in order to stay one step ahead, we must stay aligned internally, continually conveying the information integrity message in everything we do.

Our internal Information Integrity Web site has recently been given a fresh, new look with our “Voice of...” section that features external perspectives on what our customers, partners and industry analysts are saying. This quarter, we’re excited to have interviews with Temple University’s Chief Information Security Officer, FIDUCIA IT AG’s Chief Information Security Officer, the founder and Executive Vice President of Network Appliance, the Chief Executive Officer at BMC Software, as well as perspectives from leading market analyst firms — Gartner and IDC. Check back often as new videos will be posted regularly.

The site also has links to press coverage showing how our launch was received. Content includes regional events from EMEA and Beijing as well as photos from the live worldwide announcement.

I encourage you all to continue to update yourselves by regularly checking the Information Integrity Web site so you can stay aligned with our new direction and provide maximum benefit to our customers. We’ll also have a new competition to win another iPod, so check the site frequently for the next opportunity to play.

Best Regards,

Janice Chaffin
Chief Marketing Officer

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving

Symantec and VERITAS Software. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS Software by contacting VERITAS Software Investor Relations at 650-527-4523.

Symantec, VERITAS Software and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS Software in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS Software described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS Software is also included in VERITAS Software’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS Software as described above.